Filed by Tribune Media Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Tribune Media Company

Commission File No. 001-08572

Date: May 10, 2017

Excerpts from the transcript of Tribune Media Company’s Earnings Call for the Quarterly Period ended March 31, 2017, held on May 10, 2017

Peter M. Kern – Chief Executive Officer

Thanks, Jim. Good morning, everyone, and thanks for joining the call. Before we get to our financial results for the quarter, I want to start with Monday’s announcement that Tribune Media has agreed to be acquired by Sinclair Broadcast Group for $43.50 a share of cash and stock. We are obviously extremely pleased with the transaction and the value it’s delivering to our shareholders.

As you know, since February of last year, we’ve been engaged in a strategic review. During that time, we streamlined our business, monetized non-core assets, strengthened our balance sheet, returned substantial capital to our shareholders, all culminating in an extensive process, which led to this transaction.

You’ve heard on Monday from Sinclair, and we had to bear enthusiasm for this deal. I’d like to quickly run through a few highlights of the announcement. First, this is a big win for our shareholders. After adjusting for our recent special dividend, the $43.50 per share price represents a 50% increase in shareholder value from when we announced the strategic review. And a 26% premium over unaffected closing share price on February 28 of this year, the day before the media began speculating about potential transaction.

Second, we are confident that the proposed deal will be approved by our shareholders and the regulators. And third, and most importantly, we have a strong belief in the potential of the combined company, which will have more than 200 TV stations in 100 markets across the country.

We’re incredibly pleased that Tribune shareholders and employees will have the opportunity to participate in the long-term growth and value creation generated by bringing Sinclair and Tribune together.

Until we close the transaction, we fully intend to run this business just as we would have if there had been no transaction, which is to say we will run it aggressively, intensely focused on growing margins and profitability. We want to deliver the strongest company possible to our new partner.

So with that, let’s turn to our first quarter results, which I’m pleased to say we’re in line with our expectations and with what we told you on our call in early March. We knew that Q1 would be our lightest of the year impacted by a drop in political advertising, higher programming expenses at WGN America, due to airing more hours of original programming and lower real estate revenues due to several property sales that took place in 2016.

With Q1 in the books and on plan, we expect the rest of the year to get progressively stronger each quarter, and we are reaffirming our full year financial guidance for 2017.

Now let’s get to the numbers. Consolidated operating revenues for the quarter came in at approximately $440 million, down about 6% from first quarter 2016 and consolidated adjusted EBITDA for the quarter was $57.5 million, down about 41% compared to Q1 last year.

As I said, our revenues this quarter were affected by several factors. First, core advertising during Q1 was down $18 million due largely to weakness in national advertising. Given our heavy exposure to large markets, this softness had a disproportionately adverse impact on our results. Second, we generated only $2 million of political advertising this quarter compared to $15 million a year ago. And third, real estate revenue was down about $9 million due to properties sold in 2016, consistent with our long-term plan to monetize our Real Estate Holdings.

To give you a bit more context, when you exclude political advertising, real estate revenues, consolidated revenue was down just 1% with the softness in core advertising revenues, partially offset by growth in retransmission and carriage fee revenues and digital ad revenue.

On the expense side, total programming expenses were up about $17 million this quarter, primarily due to airing a heavy slate of unscripted originals at WGN America. Although total consolidated operating expenses were up 3% for the quarter, when you exclude programming spends, they were actually down 3%. Corporate expenses, excluding real estate, were down 23% year-over-year.

In addition to those run rate improvements in the first quarter, we have taken additional steps to control expenses, including reorganizing our digital operations and implementing new programming strategy at WGN America aimed at improving profitability at the network. The big picture is this, shareholders can be confident that our focuses on cost management will drive enhanced margins and profitability across the business.

Now to give you a bit of perspective and context regarding our first quarter results, here’s a little more detail on what’s behind our confidence regarding the remainder of the year.

In the second half of the year, we’ll cycle through the significant core advertising displacement caused by last year’s Summer Olympics and the Election. We expect to continue growing retransmission and carriage fee revenues given the timing of some contractual step ups in our rates, growth in the remaining three quarters will be stronger than Q1. Taken together, our plan is for retrans and carriage fee revenue to be up 20% this year and remember, 99% of our 2017 retrans and carriage fees revenues is locked in.

Lastly, our disciplined management of expenses will continue driving savings across the company. In addition to what I’ve already mentioned, many of the investments we’ve made in IT and systems management over the last few years are beginning to deliver important savings. These are the factors that enable us to confidently reaffirm our 2017 full year financial guidance.

Before I turn it over to Chandler, I want to take a moment to thank all our talented employees for their tireless effort and dedication, especially as we work through the strategic review. They should take great pride in the value they we have created here at Tribune. I know we can count on our employees to continue delivering the same outstanding results they always do as we work towards closing our historic transaction with Sinclair.

We have no intention of doing anything around selling TV Food Network. We’re extremely pleased with its performance, its contributions to our cash flow and as best we can tell Sinclair feels the same way. As far as real estate goes, we will continue on the path we’ve been on for a year-and-a-half now. There are some sales we expect in the rest of the year. They’re relatively modest compared to the ones you saw last year, and then we’ve got some big projects we continue to invest in that we believe will pay great dividends into 2018. So I think that’s what we’re looking at.

No Offer or Solicitation / Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This communication is being made in respect of a proposed business combination involving Sinclair and Tribune. In connection with the proposed transaction, Tribune and Sinclair intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 to be filed by Sinclair that will include a preliminary proxy statement of Tribune and that will also constitute a prospectus of Sinclair. The information in the preliminary proxy statement/prospectus will not be complete and may be changed. Tribune will deliver the definitive proxy statement to its shareholders as required by applicable law. This communication is not a substitute for any prospectus, proxy statement or any other document that may be filed with the SEC in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF SINCLAIR AND TRIBUNE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Sinclair (when they become available) may be obtained free of charge on Sinclair’s website at www.sbgi.net or by directing a written request to Sinclair at 10706 Beaver Dam Road, Hunt Valley, MD 21030, Attention: Lucy A. Rutishauser. Copies of documents filed with the SEC by Tribune (when they become available) may be obtained free of charge on Tribune’s website at www.tribunemedia.com.

Participants in the Merger Solicitation

Tribune and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of Tribune stockholders in connection with the proposed transaction is set forth in the proxy statement/prospectus described above filed with the SEC. Additional information regarding Tribune’s executive officers and directors is included in Tribune’s proxy statement for its 2017 annual meeting of shareholders filed with the SEC on March 24, 2017, which can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

Certain statements and information in this communication may be deemed to be “forward-looking statements” within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements relating to Tribune’s and Sinclair’s objectives, plans and strategies, and all statements (other than statements of historical facts) that address activities, events or developments that Tribune and

Sinclair intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believe,” “hope,” “may,” “anticipate,” “should,” “intend,” “plan,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy” and similar expressions, and are based on assumptions and assessments made by Tribune’s and Sinclair’s management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate. Any forward-looking statements in this communication are made as of the date hereof, and Tribune and Sinclair undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including: risks and uncertainties discussed in the reports that Tribune and Sinclair have filed with the SEC; general economic, market, or business conditions; risks associated with the ability to consummate the business combination between Tribune and Sinclair and the timing of the closing of the business combination; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; pricing fluctuations in local and national advertising; future regulatory actions and conditions in the television stations’ operating areas; competition from others in the broadcast television markets; volatility in programming costs; the ability to successfully integrate Tribune’s and Sinclair’s operations and employees; the ability to realize anticipated benefits and synergies of the business combination; the potential impact of announcement of the business combination or consummation of the transaction on relationships, including with employees, customers and competitors; and other circumstances beyond Tribune’s and Sinclair’s control. Refer to the section entitled “Risk Factors” in Tribune’s and Sinclair’s annual and quarterly reports filed with the SEC and in the Form S-4 to be filed by Sinclair with the SEC at a future date for a discussion of important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements.